

August 22, 2018

Robert E. Hoffman
Chief Financial Officer and Senior Vice President, Finance
Heron Therapeutics, Inc.
4242 Campus Point Court, Suite 200
San Diego, California 92121

>     **Re:  Heron Therapeutics, Inc.**
>         **Form 10-K for the Fiscal Year Ended December 31, 2017**
>         **Filed February 27, 2018**
>         **Form 10-Q for the Quarterly Period Ended March 31, 2018**
>         **Filed May 10, 2018**
>         **File No. 001-33221**

Dear Mr. Hoffman:

    We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance